Exhibit 99.6

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia (the Bank)

We, KPMG LLP, consent to the inclusion in this annual report on Form 40-F of:

i)

our report of independent registered public accounting firm dated November 30, 2021 to the Shareholders and the Board of Directors of the Bank on the consolidated financial statements of the Bank, which comprise the consolidated statements of financial position as at October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes; and

ii)

our report of independent registered public accounting firm dated November 30, 2021 to the Shareholders and the Board of Directors of the Bank on the effectiveness of internal control over financial reporting as of October 31, 2021.

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2021.

We, KPMG LLP, also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 (No. 333-199099) of the Bank.

We, KPMG LLP, also consent to the incorporation by reference of such reports and to the reference to our firm under the heading “Experts” in the Registration Statement on Form F-3/A (No. 333-228614) of the Bank.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

November 30, 2021

Toronto, Canada

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